EXECUTION COPY

Exhibit 2.7

STOCK PURCHASE AGREEMENT

BY AND BETWEEN

INVERNESS MEDICAL INNOVATIONS, INC.,

THERMO ELECTRON CORPORATION

AND

THERMO BIOANALYSIS CORPORATION

Dated: September 16, 2005

This STOCK PURCHASE AGREEMENT (this “Agreement”) is hereby entered into on September 16, 2005, by and among Inverness Medical Innovations, Inc., a Delaware corporation (“Buyer”), Thermo Electron Corporation, a Delaware Corporation (“Parent”) with respect to Articles IIIA, V, VII, VIII, X, XI, XII, XIII and XIV only, and Thermo BioAnalysis Corporation, a Delaware corporation and a subsidiary of Parent (“Seller” and together with Parent, the “Sellers”).  Buyer and Sellers are individually referred to herein as a “Party” and collectively as the “Parties.”

RECITALS:

WHEREAS, Seller owns all of the issued and outstanding shares of capital stock of Thermo BioStar, Inc., a Delaware corporation (hereinafter referred to as the “Business” or the “Company”); and

WHEREAS, Seller desires to sell to Buyer, and Buyer desires to purchase from Seller, in accordance with the provisions of this Agreement, the Business; and

WHEREAS, the Board of Directors and the stockholders of Seller have approved the sale of such Business by Seller pursuant to this Agreement; and

WHEREAS, the Board of Directors of Buyer has approved the acquisition of such Business by Buyer pursuant to this Agreement; and

NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements herein contained, the Parties hereto agree as follows:

ARTICLE I

DEFINITIONS

SECTION 1.1 Definitions. For purposes of this Agreement, the term:

(a)           “Affiliate” means any corporation or other business entity controlled by, controlling, or under common control with Buyer or Seller, as the case may be.  For this purpose, “control” means direct or indirect beneficial ownership of at least fifty percent (50%) of the voting stock in the case of a corporation, or of the right to receive distributable net income in the case of any other business entity.

(b)           “Agreement” means this Stock Purchase Agreement and all Exhibits and Schedules annexed hereto, as the same may be amended, modified or supplemented from time to time.

(c)           “Business” has the meaning set forth in the preamble of this Agreement.

(d)           “Buyer” has the meaning set forth in the preamble of this Agreement.

(e)           “Closing” has the meaning set forth in Section 10.1.

(f)            “Closing Date” has the meaning set forth in Section 10.1.

(g)           “Code” means the Internal Revenue Code of 1986, as amended and in effect from time to time, and the rules and regulations promulgated thereunder.

(h)           “Company” has the meaning set forth in the first recital of this Agreement.

(i)            “Damages” has the meaning set forth in Section 11.1.

(j)            “Disclosure Schedule” means the Schedules referred to in Article III and attached to this Agreement.

(k)           “Employees” has the meaning set forth in Section 6.2.

(l)            “Employee Benefit Plans” has the meaning set forth in Section 3.8.

(m)          “Environmental Law” has the meaning set forth in Section 3.17.

(n)           “Financial Statements” has the meaning set forth in Section 3.6.

(o)           “Financial Statements Date” is July 2, 2005.

(p)           “Governmental Authority” means any nation or government, any state or other political subdivision thereof, or any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, that has jurisdiction over Seller or the Business.

(q)           “Hazardous Substances” has the meaning set forth in Section 3.17.

(r)            “Indebtedness” means, for any Person (a) obligations created, issued or incurred by such Person for borrowed money (including any indebtedness which is non-recourse to such Person but which is secured by a Lien on any asset of such Person) whether or not evidenced by a promissory note, bond, debenture or other written obligation to pay money; (b) obligations of such Person in respect of letters of credit or similar instruments issued or accepted by banks and other financial institutions for account of such Person; (c) obligations of such Person to pay the deferred purchase or acquisition price of assets or services, except accrued royalty obligations reflected on the Financial Statements; (d) obligations of such Person to pay rent or other amounts under a lease (or other agreement conveying the right to use) of property, only to the extent such obligations are required to be classified and accounted for as a capital lease on a balance sheet of such Person under GAAP; (e) Indebtedness of others guaranteed by such Person; and (f) Indebtedness of others secured by a Lien on any asset of such Person, whether or not the Indebtedness so secured has been assumed by such Person.  Indebtedness does not include obligations for trade payables created in the ordinary course of business.

(s)           “Indemnified Party” has the meaning set forth in Section 11.3.

(t)            “Indemnifying Party” has the meaning set forth in Section 11.3.

(u)           “Intellectual Property Rights” has the meaning set forth in Section 3.19.

(v)           “Knowledge” of Seller means the actual knowledge of each of the officers and directors of the Company, Mark Jennings and his direct reports, Timothy Maynard, Lew Rosenblum, Mike Bono and Daniel Clift with no duty to inquire outside of the Seller and the Company and no duty to inquire below the general manager of the Business and his direct reports.

(w)          “Leased Real Property” has the meaning set forth in Section 3.13.

(x)            “Licenses” has the meaning set forth in Section 3.16.

(y)           “Liens” has the meaning set forth in Section 3.12.

(z)            “Material” or “Materially” means, when used with respect to any matter, any adverse effect on the business, operations, assets, prospects, or condition, financial or otherwise, of the Company, taken as a whole.

(aa)         “Material Adverse Effect” or “Material Adverse Change” means any effect or change that would be Materially adverse to the business of the Company, taken as a whole, or to the ability of any Party to consummate timely the transactions contemplated hereby; provided that none of the following shall be deemed to constitute, and none of the following shall be taken into account in determining whether there has been, a Material Adverse Effect or Material Adverse Change: (a) any adverse change, event, development, or effect arising from or relating to (1) general business or economic conditions in the United States, or any other country where the Company conducts business, (2) general business or economic conditions in the point of care diagnostics industry or any industry in which major suppliers or customers of the Company are engaged, (3) national or international political or social conditions, including the engagement by the United States in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack upon the United States, or any of its territories, possessions, or diplomatic or consular offices or upon any military installation, equipment or personnel of the United States, (4) financial, banking, or securities markets generally (including any disruption thereof and any decline in the price of any security or any market index, or any significant changes in relevant foreign exchange rates), (5) changes in United States generally accepted accounting principles, (6) changes in laws, rules, regulations, orders, or other binding directives issued by any Governmental Authority, or (7) the taking of any action contemplated by this Agreement and the other agreements contemplated hereby (provided, however, with respect to each of clauses (1) through (6) above, that such general conditions do not affect the Company in a materially disproportionate manner), and (b) any adverse change in or effect on the business of the Company that is cured by Seller before the Closing Date.

(bb)         “Parent” has the meaning set forth in the preamble of this Agreement.

(cc)         “Party” and “Parties” have the meaning ascribed them in the preamble of this Agreement.

(dd)         “Person” means an individual, corporation, partnership, joint venture, association, trust, unincorporated organization or, as applicable, any other entity.

(ee)         “Purchase Price” has the meaning set forth in Section 2.2(a).

(ff)           “Proposed Closing Statement of Working Capital” has the meaning set forth in Section 2.2(b).

(gg)         “Reference Statement of Working Capital” has the meaning set forth in Section 2.2(b).

(hh)         “Seller” and “Sellers” have the meanings set forth in the preamble to this Agreement.

(ii)           “Shares” means all of the issued and outstanding shares of capital stock of the Business.

(jj)           “Third Party Claim” has the meaning set forth in Section 11.4.

(kk)         “U.S. GAAP” means generally accepted accounting principles as practiced in the United States.

ARTICLE II

PURCHASE AND SALE OF THE SHARES

SECTION 2.1 Purchase and Sale.  Subject to and upon the terms set forth in this Agreement, at the Closing Seller hereby sells, conveys, grants, transfers, assigns and delivers to Buyer, and Buyer hereby purchases, acquires, assumes and accepts from Seller, the Shares free and clear of any Liens.

SECTION 2.2 Purchase Price.

(a)           The aggregate purchase price payable by Buyer shall be $52,500,000 (the “Purchase Price”) in cash. On the Closing Date, Buyer shall pay the Purchase Price by wire transfer of immediately available funds in United States dollars to such account or accounts as Seller shall have designated in writing at least two days prior to the Closing Date.

(b)           The Purchase Price set forth in Section 2.2(a) shall be subject to adjustment after the Closing Date as follows:

(i)            Within forty-five (45) days after the Closing Date, Seller shall deliver to Buyer a proposed Closing Statement of Working Capital as of the Closing Date prepared on a basis consistent with the Reference Statement of Working Capital (the “Proposed Closing Statement of Working Capital”). The Reference Statement of Working Capital shall be as of July 2, 2005 and is set forth in Schedule 2.2(b). The Buyer shall cooperate with the Seller, at no cost to the Seller, in the preparation of the Proposed Closing Statement of Working Capital, including but not limited to providing access to any appropriate work papers of the Business or to Buyer’s accountants and auditors.

(ii)           The Buyer shall deliver to the Seller within thirty (30) days after receiving the Proposed Closing Statement of Working Capital a detailed statement describing all of its objections (if any) thereto and sufficient details describing the basis therefor.  Failure of the Buyer to so object to the Proposed Closing Statement of Working Capital shall constitute acceptance thereof, whereupon such Proposed Closing Statement of Working Capital shall be deemed to be the Final Closing Statement of Working Capital. The Buyer and Seller shall use reasonable efforts to resolve any such objections, but if they do not reach a final resolution within thirty (30) days after the Seller has received the statement of objections, the Buyer and Seller shall select an independent accounting firm, other than their respective regular independent accounting firms, mutually acceptable to them (the “Neutral Auditors”) to resolve any remaining objections. If Buyer and Seller are unable to agree on the choice of Neutral Auditors, they shall select as Neutral Auditors an independent accounting firm by lot (after excluding their respective regular independent accounting firms). The Neutral Auditors shall determine, within sixty (60) days after their appointment, whether any of the objections raised by the Buyer are valid. The Proposed Closing Statement of Working Capital that is the subject of objections by the Buyer shall be adjusted in accordance with the Parties’ agreement or the Neutral Auditors’ determination, as the case may be, and, as so adjusted, shall be the Final Closing Statement of Working Capital. Such agreement by the Parties or determination by the Neutral Auditors, as the case may be, shall be conclusive and binding upon the Buyer and the Sellers. The Buyer and the Seller shall share equally the fees and expenses of the Neutral Auditors.

(iii)          If the Final Working Capital is less than the Reference Working Capital, as each is defined below, Seller shall be obligated to pay to Buyer, and shall pay to Buyer, by wire transfer in immediately available funds, within five business days after the date on which the Final Closing Statement of Working Capital is finally determined pursuant to this Section 2.2(b), an amount equal to such deficiency (plus interest thereon from the Closing Date at the interest rate equal to the six-month LIBOR rate as published from time to time in the Wall Street Journal).

(iv)          If the Final Working Capital is greater than the Reference Working Capital, the Buyer shall pay to the Seller, by wire transfer in immediately available funds, within five business days after the date on which the Final Closing Statement of Working Capital is finally determined pursuant to this Section 2.2(b), an amount equal to such excess (plus interest thereon from the Closing Date at the interest rate equal to the six-month LIBOR rate as published from time to time in the Wall Street Journal).  The foregoing notwithstanding, any payment pursuant to this subparagraph shall not exceed $599,999.

(v)           As used in this Section 2.2(b), “Reference Working Capital” and “Final Working Capital” shall mean the sum of the total current assets (excluding cash) less the sum of the total current liabilities (excluding any debt) of the Business as reflected on the Reference Statement of Working Capital and the Final Closing Statement of Working Capital, respectively. For the sake of clarification, the Reference Working Capital as reflected on the Reference Statement of Working Capital is $2,333,000.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF SELLER

Seller hereby represents and warrants to Buyer as set forth below in this Article III.

SECTION 3.1 Organization and Qualification. Each of the Seller and the Company is a corporation duly organized, validly existing and in good standing under the laws of Delaware, with all requisite corporate power and authority to own, operate and lease its properties and to carry on its business as it is now being conducted.  The Company is duly qualified or licensed to do business in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary except where the failure to be so qualified or licensed would not have a Material Adverse Effect on the Company.

The Seller and the Company have made available to the Buyer copies of the Certificate of Incorporation and Bylaws of the Company, and the Company is not in violation of the provisions of such organizational documents.  The Seller and the Company have made available to Buyer copies of the minute books of the Company, and such minute books contain, in all material respects, records of all meetings and consents in lieu of meetings of the Company’s board of directors and shareholders and are accurate in all material respects, and such records accurately reflect in all material respects all transactions referred to in such minutes and consents.  The Seller and the Company have  made available to Buyer copies of the stock records of the Company, and such records accurately reflect record ownership of the Company’s capital stock.  Schedule 3.1 sets forth a list of the directors and officers of the Company.

SECTION 3.2 Ownership of Shares.  The capitalization of Business is as set forth on Schedule 3.2.  The Shares have been duly authorized and are validly issued and outstanding, fully paid and non-assessable and constitute all of the issued and outstanding capital stock of Business.  Seller owns, beneficially and of record, and has good, valid and marketable title to, and the right to transfer to the Buyer, the Shares, free and clear of any and all Liens.  Concurrently herewith, Seller shall convey ownership of the Shares, and, after giving effect to the transactions contemplated herein, the Buyer will own, and have good, valid, and marketable title to, all of the issued and outstanding shares of capital stock of Business, free and clear of any and all Liens.  No Person other than the Buyer has any Contract, right or option to purchase or acquire from Seller any shares of capital stock or other securities of Business.  There are no outstanding or authorized options, warrants, purchase agreements, participation agreements, subscription rights, conversion rights, exchange rights or other securities or Contracts that could require Business to issue, sell or otherwise cause to become outstanding any of its authorized but unissued shares of capital stock or any securities convertible into, exchangeable for or carrying a right or option to purchase shares of capital stock or to create, authorize, issue, sell or otherwise cause to become outstanding any new class of capital stock.  There are no outstanding stockholders’ agreements, voting trusts or arrangements, registration rights agreements, rights of first refusal or other Contracts (other than this Agreement) pertaining to the capital stock of Business.  Parent owns of record and beneficially (directly and through its wholly owned subsidiary), all of the issued and outstanding capital stock of Seller.

SECTION 3.3 Authorization. Seller has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by Seller, the performance by Seller of its obligations hereunder, and the consummation by Seller of the transactions contemplated hereby, have been duly authorized by the Board of Directors and stockholders of Seller. No other corporate action on the part of Seller is necessary to authorize the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Seller and constitutes a valid and binding obligation of Seller, enforceable against it in accordance with its terms, except to the extent that such enforcement may be subject to (a) applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws now or hereafter in effect relating to creditors’ rights generally, (b) the remedy of specific performance, injunctive and other forms of equitable relief and equitable defenses, and (c) the discretion of the court before which any proceeding therefor may be brought.

SECTION 3.4 No Violation. Except as set forth in Schedule 3.4, neither the execution and delivery of this Agreement by Seller, nor the performance by Seller of its obligations hereunder, nor the consummation by Seller of the transactions contemplated hereby, will (a) violate, conflict with, or result in any breach of any organizational documents of Seller or the Company, (b) violate, conflict with or result in a violation or breach of, or constitute a default (with or without due notice or lapse of time or both) under the terms, conditions, or provisions of any Contract, note, bond, mortgage, indenture or deed of trust, or any material license, lease, or agreement to which Seller or the Company is a party or by which any of their respective businesses or assets and properties are bound, or (c) violate any order, writ, judgment, injunction, decree, statute, rule or regulation (collectively, “Laws and Regulations”) of any Governmental Authority applicable to Seller and the Company, in all cases except such violations, conflicts, breaches, or defaults that, in the aggregate, are not reasonably likely to be Material.

SECTION 3.5 Consents and Approvals. Except as set forth in Schedule 3.5, no filing or registration with, no notice to, and no permit, authorization, consent or approval of any Governmental Authority or Person is necessary for the consummation by Seller of the transactions contemplated by this Agreement, other than (a) those already obtained, and (b) consents, regulations, approvals, authorizations, permits, filings or notifications that, in the aggregate, if not obtained are not reasonably likely to result in a Material Adverse Effect.

SECTION 3.6 Financial Statements. Schedule 3.6 sets forth true and complete copies  (i) of the pro forma income statements of the Business for the fiscal years ended December 31, 2003  and  December 31, 2004 and for the six (6) month period ended July 2, 2005; (ii) the pro forma balance sheet of the Business as of July 2, 2005; and (iii) the notes to such financial statements (such financial statements and notes, individually and collectively, the “Financial Statements”). Except as set forth in the notes thereto, the Financial Statements have been prepared from the books and records of the Business in accordance with U.S. GAAP and the accounting polices and procedures of the Business consistently applied, and fairly present, in all material respects, the financial position and the results of operations of the Business as of the respective dates thereof and for the respective periods referred to therein.

SECTION 3.7 Absence of Certain Changes. Except as set forth in Schedule 3.7 and except as is not reasonably expected to result in a Material Adverse Effect, since the Financial Statements Date (a) there has not been any Material Adverse Effect, and to Seller’s Knowledge no event, condition or state of facts has occurred or arisen that is reasonably likely to result in a Material Adverse Effect, (b) neither Seller nor the Business has suffered any damage, destruction or loss, whether or not covered by insurance, and (c) the Company has conducted its business only in the ordinary course.

SECTION 3.8 Employee Benefit Plans. Schedule 3.8(a) sets forth a true and complete list of each plan, program, policy or other arrangement providing for compensation, severance, termination pay, stock option, stock purchase, stock bonus, performance awards, membership interest or membership interest-related awards, retirement, health, life, disability insurance, dependent care, medical, fringe benefits or other employee benefits or remuneration of any kind, funded or unfunded, written or unwritten, that is or has within the last three (3) years been established or maintained by Seller, any Affiliate of Seller, or the Business for the benefit of any employees, officers or directors of the Business and pursuant to which Seller or the Business has or may have any material liability whether contingent or otherwise (collectively, “Employee Benefit Plans”). Each Employee Benefit Plan has been established and maintained, funded and administered in all material respects in accordance with its terms and all applicable Laws and Regulations.  Each Employee Benefit Plan that is intended to meet the requirements of a “qualified plan” under Code § 401(a) has received a determination from the Internal Revenue Service that such Employee Benefit Plan is so qualified, and neither Seller, nor any Seller Affiliate is aware of any facts or circumstances that could reasonably be expected to adversely affect the qualified status of any such Employee Benefit Plan.  Except as set forth in Schedule 3.8(b), none of Seller, any Seller Affiliate or the Business contributes to, has any obligation to contribute to, or has any material liability, with regard to any employee, officer or director of the Business, under or with respect to any “defined benefit plan” (as defined at ERISA § 3(35), or any “multiemployer plan” (as defined at ERISA § 3(37)).

There are no proceedings pending or, to Knowledge of Seller, threatened (other than routine claims for benefits) with respect to any Employee Benefit Plan or with respect to the assets of any Employee Benefit Plan.  Each Employee Benefit Plan can be amended, terminated or otherwise discontinued either before or after the Closing in accordance with its terms, without material liability to the Buyer, the Company or any of their respective Affiliates (other than ordinary administration expenses typically incurred in a termination event and benefits accrued through the date of termination).  There are no inquiries, investigations, audits or proceedings pending or, to Knowledge of Seller, threatened by any Governmental Entity with respect to any Employee Benefit Plan or any related trust.  Except as set forth in Schedule 3.8(c), the execution of this Agreement and the consummation of the transactions contemplated hereby will not (either alone or upon the occurrence of any additional or subsequent events) constitute an event under any Employee Benefit Plan, trust or loan that will or may result in any payment (whether of severance pay or otherwise), acceleration, forgiveness of indebtedness, vesting, distribution, increase in benefits or obligation to fund benefits with respect to any employee, officer or director.

No payment or benefit which will or may be made by the Company or its Affiliates with respect to any employee, officer or director as a result of the transactions contemplated by this

Agreement will be characterized as an “excess parachute payment,” within the meaning of Section 280G(b)(1) of the Code or will be treated as a nondeductible expense within the meaning of Section 162 of the Code.  No Employee Benefit Plan provides, or has any liability to provide, retiree life insurance, retiree health or other retiree welfare benefits to any person for any reason, except as may be required by applicable statute, and neither the Company nor any Seller has ever represented, promised or contracted in writing to any employee, officer or director (either individually or to employees as a group) that such person would be provided with retiree life insurance, retiree health or other retiree welfare benefit, except to the extent required by statute.

SECTION 3.9 Insurance.  Schedule 3.9(a) sets forth a list, as of the date hereof, of all material casualty, general liability and other insurance maintained by Seller or any Affiliates of Seller in respect of the Business (the “Insurance Policies”).  Each of the material Insurance Policies is in full force and effect and no written notice has been received by Seller, any Affiliates of Seller or the Business from any insurance carrier purporting to cancel coverage under any of the Insurance Policies, which cancellation would have, individually or in the aggregate, a Material Adverse Effect.  Schedule 3.9(b) sets forth a list of all pending material claims against any Insurance Policy, and to the Knowledge of Seller, there are no pending material claims against any Insurance Policy with respect to the Business as to which the insurers have denied liability.

SECTION 3.10 Contracts. Schedule 3.10 sets forth a list of all contracts to which the Company is a party or by which the Company, its business or its assets or properties are bound, or which are otherwise applicable to the Company or its business, except (a) any contract that does not require payment by any party thereto of more than $50,000, (b) any contract entered into after the date hereof and prior to Closing with Buyer or any Affiliate of Buyer in connection with any transaction contemplated by this Agreement, (c) any contract entered into in the ordinary course of business and in compliance with the terms of this Agreement after the date hereof and prior to the Closing, (d) purchase orders for goods and services entered into in the ordinary course of business, and (e) any contract specifically listed in any other Schedule to this Agreement. As used in this Section 3.10, the word “contract” means and includes every agreement, instrument or document of any kind which is legally enforceable by or against the Business to which the Company is a party or which relates to its business or assets or properties and excludes any contract whose terms and conditions have all expired. Each contract listed or required to be listed in Schedule 3.10 is referred to herein as a “Contract.”  Each of the Contracts is valid and in full force and effect, and, to the Knowledge of Seller, any other party to any Contract has not committed any breach or default thereunder that would have a Material Adverse Effect.

SECTION 3.11 Other Activities of the Seller. Except as set forth in Schedule 3.11, the Business does not own or have any investment in a corporation or other entity that does business with the Business or any Affiliate of the Business, and to the Knowledge of Seller no officer or director of the Business does business with the Business or owns or has any interest in a corporation or other entity that does business with the Business.

SECTION 3.12 Real Property. Schedule 3.12(a) sets forth a complete list of the property owned or leased by the Business (“Real Property”). Except as set forth on Schedule 3.12(b), all such leases are valid and in full force and effect, no breach or default exists under any such leases (or an event which with notice or lapse of time, or both, would constitute a breach or default), and the Business has, or will have at Closing, subject to such lease’s terms and conditions, a valid leasehold interest in all Real Property that is leased, free and clear of all other liens, pledges, hypothecations, security interests, infringements, interferences, options, rights of first refusal, preemptive rights, mortgages, claims, charges, easements, covenants, rights of way and community property interests or other encumbrances or restrictions of any type or nature, except (a) zoning and other similar restrictions, (b) easements, covenants, rights of way or other restrictions that do not have a Material Adverse Effect, (c) mechanics’, carriers’, workmen’s, repairmen’s or other like liens arising or incurred in the ordinary course of business, (d) liens for taxes, assessments and other governmental charges that are not due and payable, and (e) other liens, imperfections of title or encumbrances, if any, none of which liens, title imperfections or encumbrances are reasonably expected to have, individually or in the aggregate, a Material Adverse Effect (such encumbrances and restrictions subject to such exceptions herein referred to as “Liens”).

SECTION 3.13 Title to Personal Property. Except as described in Schedule 3.13, the Business has good and marketable title to, or a valid leasehold interest in, all of the tangible personal property used by it in the conduct of the Business free and clear of any Liens.

SECTION 3.14 Taxes.

(a)           The Business has filed all federal and state Income Tax Returns and all other material Tax Returns that it was required to file before the Closing Date. All such Tax Returns were correct and complete in all material respects. All Taxes due and owing by the Business (whether or not shown on any Tax Return) have been paid.  There are no Liens for Taxes (other than Taxes not yet due and payable) upon any of the assets of the Business.

(b)           Each affiliated group of which the Business has been a member has filed all income Tax Returns that it was required to file before the Closing Date  for each taxable period during which the Business was a member of the group. All such Tax Returns were correct and complete (A) in all respects in so far as they relate to the Business and (B) in all material respects in so far as they do not relate to the Business. All material income Taxes owed by any such affiliated group (whether or not shown on any Tax Return) have been paid for each taxable period during which the Business was a member of the group.

(c)           Except listed on Schedule 3.14(c), there is no material dispute or claim concerning any Tax liability of the Business or Seller either (A) claimed or raised by any authority in writing or (B) as to which any Seller has Knowledge based upon personal contact with any agent of such authority.

(d)           There is no dispute or claim concerning any material Tax liability of any affiliated group for any taxable period during which the Business was a member of the group and for which the Business could have liability under Reg. §1.1502-6 (or any similar provision of state, local, or foreign law).

(e)           Schedule 3.14(e) lists all federal, state, local, and foreign Tax Returns filed with respect to the Business for taxable periods ended on or after December 31, 2001, indicates those

Tax Returns that have been audited, and indicates those Tax Returns that currently are the subject of audit. Seller has delivered to Buyer correct and complete copies of all federal income Tax Returns, examination reports, and statements of deficiencies assessed against, or agreed to by the Business since December 31, 2001.  Except as listed on Schedule 3.14(e), neither the Business nor any Seller (i) has waived any statute of limitations in respect of Taxes of or relating to the Business, nor (ii) agreed to any extension with respect to a Tax assessment or deficiency on or relating to the Business, nor (iii) is currently the beneficiary of any extension of time within which to file any Tax Return.

(f)            The Business is not a party to any agreement, contract, arrangement, or plan that has resulted or would result, separately or in the aggregate, in the payment of any “excess parachute payment” within the meaning of Code §280G (or any corresponding provision of state, local, or foreign Tax law). The Business has not been a United States real property holding corporation within the meaning of Code §897(c)(2) during the applicable period specified in Code §897(c)(1)(A)(ii). The Business is not a party to or bound by any tax allocation or sharing agreement. The Business has not been a member of an affiliated group filing a consolidated Tax Return other than a group the common parent of which is the Parent.  Seller has filed a consolidated federal income Tax Return with the Business for the taxable year immediately preceding the current taxable year and is eligible to make a Code section 338(h)(10) election.

(g)           The unpaid Taxes of the Business (A) did not, as of the most recent fiscal month end, exceed the reserve for Tax liability (rather than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on pro forma balance sheet as of July 2, 2005 (rather than in any notes thereto) and (B) will not exceed that reserve as adjusted for operations and transactions through the Closing Date in accordance with the past custom and practice of the Business in filing its Tax Returns.

(h)           The Business does not have any liability for the Taxes of any Person other than the Business (A) under Reg. §1.1502-6 (or any similar provision of state, local, or foreign law), (B) as a transferee or successor, (C) by contract, or (D) otherwise.

(i)            The Business will not be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any:

(i)            change in method of accounting for a taxable period ending on or prior to the Closing Date;

(ii)           “closing agreement” as described in Code §7121 (or any corresponding or similar provision of state, local or foreign income Tax law) executed on or prior to the Closing Date;

(iii)          intercompany transactions or any excess loss account described in Treasury Regulations under Code §1502 (or any corresponding or similar provision of state, local or foreign income Tax law);

(iv)          installment sale or open transaction disposition made on or prior to the Closing Date; or

(v)           prepaid amount received on or prior to the Closing Date.

(j)            The Business has not distributed stock of another Person, nor had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Code §355 or Code §361.

(k)           The contribution of intercompany Indebtedness by Seller to the Company on or prior to the Closing Date will be treated for Tax purposes as a contribution to capital described in Code section 108(e)(6), and will not result in taxable income to the Company for federal or state Tax purposes.  Seller’s adjusted Tax basis in such Indebtedness is equal to the amount of debt that will be so contributed.

SECTION 3.15 Litigation. Except as set forth in Schedule 3.15(a), there is no action, suit, or proceeding either pending or, to the Knowledge of Seller, threatened in writing against the Business, before any Governmental Authority or arbitrator.  Schedule 3.15(b) sets forth all pending actions, suits or proceedings brought by the Business against a third party before any Governmental Authority or arbitrator.

SECTION 3.16 Licenses. Except as set forth in Schedule 3.16(a), and except as are not reasonably likely to have a Material Adverse Effect, the Business holds each license, permit, or other governmental certificate, approval or authorization (hereinafter referred to as “Licenses”) that is required by it to own, lease or operate its assets and properties and carry on its business and operations (and all such Licenses are listed on Schedule 3.16(b)), and to the Knowledge of Seller no violations have occurred in respect of any such License and no action, proceeding or investigation is either pending or threatened that seeks to either revoke or limit any such License, nor there is a reasonable basis therefor.

SECTION 3.17 Environmental Matters. Except as set forth in Schedule 3.17, to the Knowledge of Seller: (i) the Business is not in Material violation of any Environmental Law and has not received written notice directly or indirectly from any Governmental Authority (other than notices that have been fully complied with or withdrawn and are listed on Schedule 3.17) that any such violation exists; (ii) the Business has not placed, deposited or released any toxic or hazardous substances or wastes, petroleum or petroleum products, asbestos or other pollutants, as defined under applicable Environmental Laws (collectively “Hazardous Substances”), except in compliance with Environmental Laws; and (iii) the Business has not received any written notice directly or indirectly from any Governmental Authority (other than notices that have been fully complied with or withdrawn and are listed on Schedule 3.17) requiring the removal of any alleged Hazardous Substances, or advising of any pending or contemplated search or investigation of activities of the Business.  To the Knowledge of Seller, there is no fact or circumstance which could reasonably be expected to involve the Company in any environmental litigation or impose upon the Company any environmental liability.  For purposes of this Section 3.17, the term “Environmental Law” means any law, order, judgment, injunction, award, decree, writ, settlement, consent agreement, license, certificate of occupancy, permit, order, approval or registration of or with any Governmental Authority applicable to the Business that relates to pollution or protection of the environment, including any of the foregoing that relate to emissions, discharges, releases or threatened releases of Hazardous Substances in the environment (including ambient air, surface water, groundwater or land), or that otherwise relate to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Substances.

SECTION 3.18 Compliance with Laws. Except as set forth in Schedule 3.18, and except as are not reasonably likely to have a Material Adverse Effect, the Business is and has been since November 12, 1998 in substantial compliance with all Laws and Regulations applicable to it, its assets or its operations, including laws for which compliance is a condition of engaging in any aspect of the Business, and the Business has received no written notice from any Governmental Authority (other than notices that have been fully complied with or withdrawn and are listed on Schedule 3.18) of any violation of any, Laws and Regulations applicable to it, its assets or its operations, including laws for which compliance is a condition of engaging in any aspect of the Business.

SECTION 3.19 Patents, Trademarks, Etc.  Except as set forth on Schedule 3.19(a), the Company owns, or is validly licensed to use, all patents, patent applications, trademarks, trademark applications, trade names, trade dress, domain names, service marks, service names, copyrights, copyright applications, and trade secrets and proprietary know-how and information used in the Business (collectively, the “Intellectual Property Rights”), free and clear of all Liens.  Schedule 3.19(b) sets forth a list, as of the date hereof, of all registered United States and foreign patents, trademarks, trade names, copyrights and applications therefor which are used or held for use by the Business.  The Business owns or possesses valid and enforceable licenses or other rights to use all material Intellectual Property Rights.  Except as set forth in Schedule 3.19(a), the conduct of the business of the Company does not infringe, and has not infringed, and neither any Seller nor the Company has received any notice alleging infringement of, any valid patents, trademarks, trade names, copyrights or other intellectual property rights, trade secrets or proprietary know-how or information of any third party in any way that, individually or in the aggregate, would have a Material Adverse Effect.  To the Knowledge of Seller, none of the Intellectual Property Rights is being infringed upon by any third party in any way that, individually or in the aggregate, would have a Material Adverse Effect.  Since November 12, 1998, each employee, officer, consultant or other Person who participated in the conception, reduction to practice, development, invention, discovery or design of any product of, or Intellectual Property Rights owned by, the Business has executed and is bound by an information and assignment of inventions agreement in substantially the form made available by Sellers to the Buyer, pursuant to which each such employee, officer, consultant or other Person has assigned his, her or its entire right, title and interest in and to such Intellectual Property Rights to the Company, and agreed to maintain confidentiality with respect to the same.  To the Knowledge of the Seller, no such employee, officer, consultant or other Person has used any facilities or received any remuneration from any academic or research institution or Governmental Authority attributable to such participation.

SECTION 3.20 Labor Matters. Except as set forth in Schedule 3.20(a), to the Knowledge of Seller, there are no pending or threatened labor organizing activities, election petitions, or proceedings, unfair labor practice complaints, slowdowns, or work stoppages between the Business and any of its or their employees.  Except as set forth on Schedule 3.20(b), the Company is not a party to any agreement (including, without limitation, any employment agreement or management retention agreement) with any employee, officer, director or consultant, and Seller has made available to the Buyer copies of all such agreements.  To the Knowledge of Seller, no employee of the Company has violated any employment contract, nondisclosure agreement or non-competition agreement by which such employee is bound due to such employee being employed by the Company and disclosing to the Company or using trade secrets or proprietary information of any other Person.

SECTION 3.21 Undisclosed Liabilities.  The Business does not have any liabilities of any nature that would be required by U.S. GAAP to be reflected on a balance sheet or in the notes thereto of the Business, other than (i) liabilities that are reflected in the Financial Statements; (ii) liabilities disclosed or referred to in the Disclosure Schedule (or the documents listed in the Disclosure Schedule); (iii) liabilities arising since July 2, 2005 in the ordinary course of business; and (iv) liabilities that, individually or in the aggregate, would not have a Material Adverse Effect.  At the Closing, the Company shall have no cash or cash equivalents and no Indebtedness.

SECTION 3.22 Brokers’ Fees and Commissions. Neither Seller nor any Affiliate of Seller has employed any investment banker, broker or finder in connection with the transactions contemplated hereby.

SECTION 3.23 Regulatory Matters.  The Seller and the Company have made available to the Buyer, and shall continue after the date hereof and through the Closing to make available to the Buyer, an index of all applications, approvals, registrations or licenses obtained by the Company from the U.S. Food and Drug Administration or similar Governmental Authorities (the “FDA”), or similar foreign Governmental Authorities (“Foreign Authorities”), required in connection with the conduct of the business of the Company as it is currently conducted and such index is included on  Schedule 3.23.  The Seller and the Company have made available to the Buyer, and shall continue after the date hereof and through the Closing to make available to the Buyer, all written communications and oral communications to the extent reduced to written form between the Seller or the Company, on the one hand, and the FDA or Foreign Authorities on the other hand, dated from August 1, 2000, through the date hereof.  To the Knowledge of Seller, no application, approval, report or other submission to the FDA or Foreign Authorities relating to the Company or its products contains a material false statement, or material omission.  The Company has not made any material false statements on, or omissions from, the applications, approvals, reports and other submissions to the FDA or Foreign Authorities relating to the Company or its products.  The Company has not committed any act, made any statement or failed to make any statement that would reasonably be expected to provide a basis for the FDA to invoke against the Company its policy with respect to “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” set forth in 56 Fed. Reg. 46191 (September 10, 1991).  No product of the Company has been recalled, suspended or discontinued as a result of any action by the FDA or any Foreign Authority against the Company or, to the Knowledge of Seller, any licensee, distributor or marketer of any product of the Company.

SECTION 3.24 Warranty Matters.  Each product sold, leased, licensed or delivered by the Company has been in material conformity with all applicable product specifications and contractual commitments and all express warranties, and except as reflected on the Financial Statements, the Company has no liability, individually or in the aggregate (and to the Knowledge of Seller, there is no basis for any present or future action, suit, proceeding, hearing, investigation, charge, complaint, claim, or demand giving rise to any liability, individually or in the aggregate, that could reasonably be expected to result in a Material Adverse Effect) for replacement or repair thereof or other damages in connection therewith.  The Seller has made available to Buyer copies of the standard terms and conditions of sale for the Company (containing applicable warranty and indemnity provisions).  Except as disclosed in Schedule 3.24, no product sold, leased, licensed or delivered by the Company is subject to any contractual guaranty, warranty, or other indemnity beyond the applicable standard terms and conditions of sale and such other indemnities and warranties disclosed to Buyer.  To the Knowledge of Seller, there is no latent or overt design, manufacturing or other defect in any such product.

ARTICLE IIIA

REPRESENTATIONS AND WARRANTIES OF PARENT

Parent hereby represents and warrants to Buyer as set forth below in this Article IIIA.

SECTION 3A.1  Organization and Qualification. Parent is a corporation duly organized, validly existing and in good standing under the laws of Delaware, with all requisite corporate power and authority to own, operate and lease its properties and to carry on its business as it is now being conducted.

SECTION 3A.2  Authorization. Parent has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by Parent, the performance by Parent of its obligations hereunder, and the consummation by Parent of the transactions contemplated hereby, have been duly authorized by the Board of Directors of Parent. No other corporate action on the part of Parent is necessary to authorize the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Parent and constitutes a valid and binding obligation of Parent, enforceable against it in accordance with its terms, except to the extent that such enforcement may be subject to (a) applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws now or hereafter in effect relating to creditors’ rights generally, (b) the remedy of specific performance, injunctive and other forms of equitable relief and equitable defenses, and (c) the discretion of the court before which any proceeding therefor may be brought.

SECTION 3A.3  No Violation. Neither the execution and delivery of this Agreement by Parent, nor the performance by Parent of its obligations hereunder, nor the consummation by Parent of the transactions contemplated hereby, will (a) violate, conflict with, or result in any breach of any organizational documents of Parent, (b) violate, conflict with or result in a violation or breach of, or constitute a default (with or without due notice or lapse of time or both) under the terms, conditions, or provisions of any contract, note, bond, mortgage, indenture or deed of trust, or any material license, lease, or agreement to which Parent is a party or by which any of its businesses or assets and properties are bound, or (c) violate any Laws and Regulations of any Governmental Authority applicable to Parent, in all cases except such violations, conflicts, breaches, or defaults that, in the aggregate, are not reasonably likely to be Material.

SECTION 3A.4  Consents and Approvals. No filing or registration with, no notice to, and no permit, authorization, consent or approval of any Governmental Authority or Person is necessary for the consummation by Parent of the transactions contemplated by this Agreement, other than (a) those already obtained, and (b) consents, regulations, approvals, authorizations, permits, filings or notifications that, in the aggregate, if not obtained are not reasonably likely to result in a Material Adverse Effect.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer hereby represents and warrants to Sellers as set forth below in this Article IV.

SECTION 4.1 Organization and Qualification. Buyer is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation, with all requisite corporate power and authority to own, lease and operate its properties and to carry on its businesses as now being conducted.

SECTION 4.2 Authorization. Buyer has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. No other corporate proceeding on the part of Buyer is necessary to authorize the execution and delivery of this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Buyer and constitutes a valid and binding obligation of Buyer, enforceable against it in accordance with its terms, except to the extent that such enforcement may be subject to (a) applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws now or hereafter in effect relating to creditors’ rights generally, (b) the remedy of specific performance, injunctive and other forms of equitable relief and equitable defenses, and (c) the discretion of the court before which any proceeding therefore may be brought.

SECTION 4.3 No Violation. Neither the execution and delivery of this Agreement by Buyer and the performance by Buyer of its obligations hereunder nor the consummation by Buyer of the transactions contemplated hereby will (a) violate, conflict with or result in any breach of any provision of the Certificate or Articles of Incorporation or Bylaws of Buyer, (b) violate, conflict with or result in a violation or breach of, or constitute a default (with or without due notice or lapse of time or both) under the terms, conditions or provisions of any note, bond, mortgage, indenture or deed of trust, or any material license, lease or agreement to which Buyer or any of Buyer’s subsidiaries is a party except for the Third Amended and Restated Credit Agreement, dated as of June 30, 2005, by and among Wampole Laboratories, LLC and Inverness Medical (UK) Holdings Limited, as borrowers, the other credit parties signatory thereto, as credit parties, the lenders signatory thereto from time to time, as lenders, General Electric Capital Corporation, as administrative agent, Merrill Lynch Capital, a division of Merrill Lynch Business Financial Services Inc., as documentation agent, a co-syndication agent and a co-lead arranger, UBS Securities LLC, as a co-syndication agent and GECC

Capital Markets Group, Inc., as a co-lead arranger (the “Credit Agreement”) or (c) violate any order, writ, judgment, injunction, decree, statute, rule or regulation of any court or Governmental Authority applicable to Buyer or any of Buyer’s subsidiaries, except such defaults and violations which, in the aggregate, are not reasonably likely to be Material.

SECTION 4.4 Consents and Approvals. No filing or registration with, no notice to and no permit, authorization, consent or approval of any third party or any Governmental Authority or other Person is necessary for the consummation by Buyer of the transactions contemplated by this Agreement except for the consent required by the Credit Agreement.

SECTION 4.5 Brokers’ Fees and Commissions. Except for those whose fees will be paid by Buyer, neither Buyer nor any of its subsidiaries has employed any investment banker, broker, or finder in connection with the transactions contemplated hereby.

SECTION 4.6 Financing. Subject to receipt of the consent of its lenders referred to in Section 4.4, at the Closing the Buyer shall have, through a combination of cash on hand and borrowing capacity under the Credit Agreement, sufficient funds available to satisfy, among other things, the obligation to pay the Purchase Price and all expenses incurred by Buyer in connection with the transactions contemplated hereby.

SECTION 4.7 Investment Intent.  The Buyer is acquiring the Shares for its own account and not with a view to their distribution within the meaning of Section 2(11) of the Securities Act of 1933, as amended (the “Securities Act”).  The Buyer acknowledges that the Shares are not registered under the Securities Act or any U.S. or non-U.S. securities laws, and are being offered and sold in reliance on exemptions for transactions not involving any public offering.  The Buyer has had an opportunity to ask questions and receive answers from the Business regarding its operation, assets and financial condition; provided, however, that nothing in this Section 4.7 shall be deemed to vitiate or limit the representations, warranties and covenants of the Seller contained in this Agreement.

ARTICLE V

COVENANTS OF SELLERS

SECTION 5.1 Conduct of Business.

(a)           Except as set forth on Schedule 5.1 or as may be otherwise contemplated by this Agreement or required by any of the documents listed in the Disclosure Schedule and except as Buyer may otherwise consent to in writing (which consent shall not be unreasonably withheld or delayed), from the date hereof and prior to the Closing, Sellers shall cause the Company to:

(i)            conduct the Business only in the ordinary course;

(ii)           maintain the properties, machinery and equipment of the Business in sufficient operating condition and repair to enable it to conduct the Business in all material respects in the manner in which it is currently conducted, except for maintenance or repair required by reason of fire, flood, earthquake or other acts of God;

(iii)          not issue any capital stock or other equity interest, or any options, warrants or other rights of any kind to purchase any capital stock or other equity interest, in the Business;

(iv)          not increase the rate or terms of compensation payable or to become payable by it to any of the employees or officers of the Business, and not increase the rate or terms of any bonus, pension or other employee benefit plan covering any of the employees or officers of the Business, except in each case increases occurring in the ordinary course of business in accordance with its customary practices (including normal periodic performance reviews and related compensation and benefit increases) or as required by law, rule or regulation or by any pre-existing Contract set forth in the Disclosure Schedule;

(v)           use its reasonable efforts to preserve its relationships with the material suppliers, customers, licensors and licensees of the Business and others having material business dealings with it such that the Business shall not be materially impaired;

(vi)          not make or change any election in respect of Taxes (other than in accordance with past practice), or adopt or request permission of any Tax authority to change any accounting method in respect of Taxes, or settle any claim or assessment in respect of Taxes, in each case to the extent such election, change or settlement would affect the Tax liabilities of Buyer (including the Business) after the Closing Date;

(vii)         not (A) enter into any Contract that, if entered into prior to the date hereof, would be a Contract (a “New Contract”), (B) terminate prior to its stated term any Contract or any New Contract, (C) make any material amendment to or waive any material right under any Contract or any New Contract, other than in the ordinary course of business consistent with past practice, or (D) take or omit to take any action that would constitute a material violation of or default under any Contract or any New Contract;

(viii)        not collect, or accelerate the collection of, any accounts receivable of the Business in a manner that is outside the ordinary course of business or not consistent with past practice;

(ix)           not acquire (A) by merging or consolidating with, or by purchasing all or a substantial portion of the assets or any capital stock or other equity interest of, or by any other manner, any business or any corporation, partnership, joint venture, limited liability company, association or other business organization or division thereof or (B) any assets that are material, in the aggregate, to the Business, except purchases of inventory, raw materials, supplies and components in the ordinary course of business;

(x)            not sell, lease, license or otherwise dispose of any of the properties or assets of any of the Business, except in the ordinary course of business consistent with past practice;

(xi)           not make any loans, advances (other than routine advances to employees of the Business in the ordinary course of business) or capital contributions to, or investment in, any Person, other than the Business and other than loans or advances of cash to Seller or any of its Affiliates pursuant to their existing cash management procedures which will be repaid in full or cancelled at or prior to the Closing;

(xii)          not make any capital expenditures with respect to property, plant or equipment, other than pursuant to the capital expenditures budget set forth on Schedule 5.1(a)(xii);

(xiii)         not take any action that would result in a restructuring charge under U.S. GAAP;

(xiv)        grant any severance or termination pay to any officer or employee except pursuant to written agreements in effect, or policies existing, on the date hereof and as previously disclosed in writing to the Buyer, or adopt any new Employee Benefit Plan;

(xv)         cause, permit or propose any amendments to its Certificate of Incorporation or Bylaws;

(xvi)        not incur any Indebtedness; and

(xvii)       not agree in writing or otherwise enter into a binding commitment to take any of the foregoing actions.

SECTION 5.2 Proprietary Information.

(a)           From and after the Closing, the Sellers shall hold in confidence, and shall cause their employees, officers, directors, consultants, agents and Affiliates to hold in confidence, all knowledge, information, and documents of a confidential nature or not generally known to the public with respect to the Business acquired by the Buyer hereby (including, without limitation, the financial information, Intellectual Property, technical information or data relating to the materials, products or components sold, or the services offered, in connection with the Business and names of customers of the Business) (collectively, “Proprietary Information”) and shall not disclose or make use of, and shall cause their employees, officers, directors, consultants, agents and Affiliates not to disclose or make use of, Proprietary Information without the prior written consent of the Buyer, except that the Sellers may disclose that portion of the Proprietary Information that is legally required to be disclosed by them in order to comply with their obligations under applicable Laws and Regulations or under applicable stock exchange rules. The term “Proprietary Information” does not include knowledge, information, or documents that (i) become public knowledge other than through a breach of this Agreement by the Sellers, or any of their employees, officers, directors, consultants, agents and Affiliates or (ii) that become available to the Sellers on a non-confidential basis from a third party source, provided such source is not bound by a confidential, legal or fiduciary duty of confidentiality to the Buyer or any Affiliate thereof with respect to such knowledge, information, or document.  Notwithstanding the foregoing, in the event that disclosure by the Sellers or any of their Affiliates, of all or any portion of the Proprietary Information is required by a court or other body of competent jurisdiction (in which case the Seller shall give, and shall cause its Affiliates to give, the Buyer as much notice prior to the disclosure as possible of such required disclosure and shall take all steps reasonably requested by the Buyer to mitigate the extent of such disclosure), the Sellers or its Affiliates, as the case may be, may disclose only that portion of the Proprietary Information that they are advised by counsel is legally required to be disclosed.

(b)           From the date hereof through the Closing, the Sellers shall, and shall cause the Company to, afford Buyer and its accountants, counsel and other representatives reasonable access to their properties, books, records and personnel of the Business to obtain such information concerning the business, including the status of product development efforts, properties, results of operations and personnel, as Buyer may reasonably request.

SECTION 5.3 Non-Competition.

(a)           For a period of five (5) years after the Closing Date, anywhere in the world where the Business is conducted during such period, the Sellers shall not, and shall cause their Affiliates not to, (i) either directly or indirectly as a stockholder, investor, partner, director, officer, employee, consultant or otherwise engage in a Competitive Business (as defined below); or (ii) divert or attempt to divert to any Competitive Business any customer of the Business.  For the purposes of this Agreement “Competitive Business” shall mean designing, developing, manufacturing, marketing, selling, performing or offering anywhere in the world (i) rapid diagnostic point of care tests for the detection of any analyte (including without limitation any chemical, biochemical, substance, protein or nucleic acid) in connection with the diagnosis of genetic disorders, infectious diseases and pregnancy and/or (ii) rapid diagnostic point of care urine tests.  Notwithstanding anything contained in this Section 5.3(a) to the contrary, the Sellers and their Affiliates shall not be prohibited from (A) manufacturing, marketing and selling any products (other than those of the Company) anywhere in the world that the Sellers and their Affiliates manufacture, market and sell as of the date of this Agreement; (B) continuing anywhere in the world in any type of business conducted by Sellers or their Affiliates on the date hereof which is not a Competitive Business; (C) entering into any relationship with a person or entity not owned, managed, operated or controlled by the Sellers or their Affiliates for purposes unrelated to and which do not involve a Competitive Business; (D) the ownership of a passive investment of not more than 5% of any class of debt or equity securities of any Person engaged in a Competitive Business, or (E) acquiring a Person partially engaged (directly or indirectly) in a Competitive Business if in the calendar year period prior to such acquisition, the revenues of such Person from its Competitive Business do not constitute more than 10% of the total revenues of such Person.

(b)           The Sellers agree that the scope, duration and geographic area of the non-competition provision set forth in this Section 5.3 are reasonable.  In the event that any court determines that the scope, duration or the geographic area, or any combination thereof, are unreasonable and that such provision is to that extent unenforceable, the Buyer and the Sellers agree that the provision shall remain in full force and effect for the greatest scope, the greatest time period and in the greatest area that would not render it unenforceable.  The Buyer and the Sellers intend that the non-competition provision set forth in this Section 5.3 shall be deemed to be a series of separate covenants, one for each and every county of each and every state or province of each and every country in which the provision is intended to be effective.

(c)           The Sellers shall, and shall cause their Affiliates to, refer all inquiries regarding the Business and its products and services to the Buyer and the Sellers shall not, and shall cause their Affiliates not to, independently pursue any such inquiries.  The Sellers shall inform their Affiliates promptly after the Closing that the Business has been sold to the Buyer and shall inform such Affiliates of the obligations requested of them under this Section 5.3(c).

SECTION 5.4 Exclusivity.  From and after the date of this Agreement until the Closing or termination of this Agreement pursuant to its terms, the Sellers will not, nor will they authorize or permit the Company, or any of the Sellers’ or the Company’s officers, directors, employees or Affiliates, or any investment banker, attorney or other advisor or representative retained by any of them to, directly or indirectly, (i) solicit, initiate, encourage or induce the making, submission or announcement of any Acquisition Proposal, (ii) participate in any discussions or negotiations regarding, or furnish to any person any nonpublic information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal, (iii) engage in discussions with any person with respect to any Acquisition Proposal, except as to the existence of these provisions, (iv) approve, endorse or recommend any Acquisition Proposal or (v) enter into any letter of intent or similar document or any contract, agreement or commitment contemplating or otherwise relating to any Acquisition Proposal.  The Sellers will, and will cause the Company to, immediately cease any and all existing activities, discussions or negotiations with any parties conducted heretofore with respect to any Acquisition Proposal.  Without limiting the foregoing, it is understood that any violation of the restrictions set forth in the preceding two sentences by any officer, director or employee of the Sellers, the Company, or any of their Affiliates, or any investment banker, attorney or other advisor or representative of any Seller, the Company or any of their Affiliates shall be deemed to be a breach of this Section 5.4 by the Sellers.

                For purposes of this Agreement, “Acquisition Proposal” shall mean any offer or proposal (other than an offer or proposal by the Buyer) relating to, or involving: (A) any acquisition or purchase by any person or “group” (as defined under Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder) of more than a 15% beneficial ownership interest in the total outstanding voting securities of the Company; (B) any merger, consolidation, business combination or similar transaction involving the Company; (C) any sale, lease, exchange, transfer, license (other than in the ordinary course of business), acquisition, or disposition of any material assets of the Company; or (D) any liquidation or dissolution of the Company.

SECTION 5.5 Notice of Material Adverse Effect.  During the period from the date hereof until the earlier of the termination of this Agreement in accordance with its terms and the Closing, the Sellers shall promptly notify the Buyer of any Material Adverse Effect with respect to the Company.

SECTION 5.6  Exclusion of Certain Assets and Liabilities of the Business.  Prior to the Closing, Sellers shall cause the Company to transfer to the Seller or Parent, as the case may be,  all cash or cash equivalents of the Business and all intercompany Indebtedness of the Business.

ARTICLE VI

COVENANTS OF BUYER

SECTION 6.1 No Implied Representations or Warranties. Buyer hereby acknowledges and agrees that neither Sellers nor the Business are making any representation or warranty whatsoever, express or implied, except those representations and warranties of Sellers explicitly set forth in this Agreement or in the Disclosure Schedule or in any certificate contemplated hereby and delivered by Sellers in connection herewith on or prior to the Closing. Except as explicitly set forth herein or therein, neither Sellers nor the Business or any of their respective officers, directors, employees, Affiliates or representatives has made or is making any representation, express or implied, as to the value of any asset or business being so acquired, or any warranty of merchantability, suitability or fitness for a particular purpose or quality, with respect to any of the assets being so acquired, or as to the condition or workmanship thereof, or as to the absence of any defects therein, whether latent or patent.

SECTION 6.2 Employee Benefit Matters.

(a)           The Buyer acknowledges and agrees that immediately following the Closing, the Company’s employees’ participation in all Employee Benefit Plans shall terminate, and the Buyer shall enroll such Employees in employee benefit plans maintained or contributed to by the Buyer or an Affiliate of the Buyer, in accordance with the terms of such plans.

(b)           If Buyer does not already have a 401(k) plan, promptly following the Closing, Buyer shall, or shall cause the Business to, establish a 401(k) plan for the participation of all Company employees who are eligible to participate in the Seller’s 401(k) immediately prior to the Closing.  Buyer shall use its commercially reasonable efforts to permit such Company employees who participated in the Seller’s 401(k) plan immediately prior to the Closing to effect a direct rollover of their accounts in cash (including outstanding participant loans) to Buyer’s 401(k) plan; provided, however, that such roll-over shall only be permitted with respect to “eligible rollover distributions” within the meaning of Section 402(c) of the Code made with respect to such employees pursuant to the Seller’s 401(k) plan.  If the rollovers are to Buyer’s existing 401(k) plan, Buyer shall amend such plan if necessary to effect such rollovers.

(c)           The Buyer shall provide or cause the Company to provide the Company’s employees with benefits that are substantially the same as the benefits provided to similarly situated employees of the Buyer and its Affiliates (except as required by law, rule or regulation, and except that the foregoing shall not apply with respect to any equity incentive plan).  Schedule 6.2(c) lists the benefits to be offered by the Buyer to employees of the Business upon Closing.  To the extent permitted under applicable law and the relevant benefit plan, Buyer shall cause the Employees after the Closing Date to be granted credit for all service with Seller and its Affiliates and their respective predecessors prior to the Closing Date for purposes of employee benefits, and shall cause any pre-existing condition exclusions, actively-at-work requirements and waiting periods to be waived and shall cause any expenses incurred on or before the Closing Date by a Company employee or an employee’s covered dependents to be taken into account for purposes of satisfying applicable deductible, coinsurance, and maximum out-of-pocket provisions.

(d)           Buyer shall cause the Business to provide severance pay and other benefit entitlements that may be owing to any employee of the Business as of the Closing, whose employment is terminated by the Business on or after the Closing Date or by reason of the transactions contemplated hereby.  If such severance occurs on or within one year after the Closing Date or by reason of the transactions contemplated hereby, such severance pay and benefit entitlements shall be determined (on an employee by employee basis) in accordance with the severance policy applicable to such employee immediately prior to the Closing, if more favorable than the severance policy of the Seller, as applicable, in effect after the Closing.  The severence policies, if any, applicable to each employee of the Business immediately prior to the Closing are as set forth on Schedule 6.2(d).

(e)           Notwithstanding anything to the contrary contained in this Section 6.2, the provisions of this Section 6.2 shall apply with respect to each employee only as long as such employee continues to be employed by the Company, and nothing contained in this Section 6.2 shall be interpreted as obligating the Buyer (or the Company after the Closing) to continue to employ any Employee.

SECTION 6.3  Use of Name “Thermo”.  As soon as practicable, but in no event later than six (6) months following the Closing Date (unless a longer period of time is required under applicable law), the Buyer shall (i) have undertaken all steps necessary in order to change the name of the Company to a name that does not contain “Thermo,” (ii) discontinue the use of any fictitious business name, trade name or trademark containing the word “Thermo,” and (iii) use reasonable efforts to ensure that each of the Company’s customers and clients are aware that the Company is not owned by, and its services are no longer affiliated with, any of the Sellers or any of their Affiliates.  The Buyer agrees that it shall not adopt or use any corporate name, fictitious name, trade name or trademark that includes “Thermo” either alone or in combination with any other words.

ARTICLE VII

MUTUAL COVENANTS

SECTION 7.1 All Reasonable Efforts. Subject to the terms and conditions herein provided, each of the Parties hereto agrees to use all reasonable efforts to take, or cause to be taken, all action, and to do, or cause to be done, all things necessary, proper and advisable under applicable laws and regulations to consummate and make effective as promptly as practicable the transactions contemplated by this Agreement. If at any time after the Closing any further action is necessary or desirable to carry out the purposes of this Agreement, including, without limitation, the execution of additional instruments, the Parties to this Agreement shall take all such necessary action.

SECTION 7.2 Consents and Approvals. The Parties hereto each will cooperate with one another and use all reasonable efforts to prepare all necessary documentation to effect promptly all necessary filings and to obtain all necessary permits, consents, approvals, orders and authorizations of, or any exemptions by, all third parties and Governmental Authorities necessary to consummate the transactions contemplated by this Agreement. Each Party will keep the other Parties apprised of the status of any inquiries made of such Party by any Governmental Authority or members of their respective staffs with respect to this Agreement or the transactions contemplated hereby.

SECTION 7.3 Public Announcements. Buyer and Sellers will consult with each other and will mutually agree (the agreement of each Party not to be unreasonably withheld) upon the content and timing of any press release or other public statements with respect to the transactions contemplated by this Agreement and shall not issue any such press release or make any such public statement prior to such consultation and agreement, except as may be required by applicable law or by obligations pursuant to any listing agreement with any securities exchange or any stock exchange regulations; provided, however, that Buyer and Sellers will give reasonable prior notice to the other Party of the content and timing of any such press release or other public statement required by applicable law or by obligations pursuant to any listing agreement with any securities exchange or any stock exchange regulations.

SECTION 7.4 Sharing of Data.

(a)           The Sellers shall have the right for a period of seven years following the Closing Date to have reasonable access to such books, records and accounts, including financial and Tax information, correspondence, production records, employment records and other records of the Business to the extent they are related to the period prior to the Closing Date, for the limited purposes of complying with Sellers’ obligations under applicable securities, Tax, environmental, employment or other Laws and Regulations.  The Buyer shall have the right for a period of seven years following the Closing Date to have reasonable access to (i) those books, records and accounts, including financial and Tax information, correspondence, production records, employment records and other records that are retained by the Sellers pursuant to the terms of this Agreement as related to the Business, and (ii) the workpapers of the Sellers’ accountants relating to the operation of the Business prior to the Closing Date, in each case to the extent that any of the foregoing is needed by the Buyer for the purposes of conducting the Business after the Closing Date and for complying with its obligations under applicable securities, Tax, environmental, employment or other Laws and Regulations; provided, however, that the Seller may redact any information from such records that is not related to the Business.

(b)           In addition to all files and documents required to be provided pursuant to this Agreement, promptly upon request by the Buyer made at any time following the Closing Date, the Sellers shall authorize the release to the Buyer of all files or portions thereof pertaining to the Business or operations of the Business held by any federal, state, county or local authorities, agencies or instrumentalities.

SECTION 7.5 Cooperation in Litigation.  Without limiting the provisions of Article XI, from and after the Closing Date, the Buyer and the Sellers shall reasonably cooperate with the other Party in the defense or prosecution of any litigation or proceeding already instituted or which may be instituted hereafter against or by such other Party relating to or arising out of the conduct of the Business prior to or after the Closing Date (other than litigation among the Parties and/or their respective Affiliates arising out of the transactions contemplated by this Agreement.  The Party requesting such cooperation shall pay the reasonable out-of-pocket expenses incurred in providing such cooperation (including legal fees and disbursements) by the Party providing such cooperation and by its officers, directors, employees and agents, but shall not be responsible for reimbursing such Party or its officers, directors, employees and agents for their reasonable time spent in such cooperation.

SECTION 7.6 Transfer Taxes.  Notwithstanding any provision of law imposing the burden of Transfer Taxes (as hereinafter defined) on the Seller or the Buyer, as the case may be, any sales, use, stamp and other similar non-income tax Taxes imposed in connection with the consummation of the transactions contemplated by this Agreement (collectively, “Transfer Taxes”) shall be borne equally by the Buyer and the Seller.  The Sellers and the Buyer agree to cooperate in good faith with each other, and to use their commercially reasonable efforts, to minimize Transfer Taxes.

SECTION 7.7 Antitrust Filings.  If required under applicable law, Sellers and Buyer shall duly file with the Federal Trade Commission (“FTC”) and the Antitrust Division of the U.S. Department of Justice (the “DOJ”) the notification and report form (the “HSR Filing”) required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), with respect to the transactions contemplated hereby no later than the tenth business day following the date hereof and equally pay the filing fee.  The HSR Filing shall be in substantial compliance with the requirements of the HSR Act, and Sellers and Buyer shall request early termination of the waiting period required by the HSR Act and shall promptly provide any additional information reasonably requested by the FTC or the DOJ.  Each Party shall keep the other apprised of the status of any communications with, and any inquiries or requests for additional information from, any governmental authority with respect to the transactions contemplated by this Agreement.

ARTICLE VIII

CONDITIONS TO BUYER’S OBLIGATIONS

The obligations of Buyer to consummate the transactions contemplated by this Agreement shall be subject to the satisfaction (or waiver, where permissible) at or prior to the Closing of all of the following conditions:

SECTION 8.1 Representations, Warranties and Covenants of Sellers.  Sellers shall have complied in all material respects with their agreements and covenants contained herein to be complied with on or prior to the Closing Date, and all the representations and warranties of Sellers contained herein shall be true in all material respects on and as of the Closing Date with the same effect as though made on and as of the Closing Date, except (i) as otherwise contemplated hereby, and (ii) to the extent that such representations and warranties were made as of a specified date and as to such representations and warranties the same shall continue on the Closing Date to have been true in all material respects as of the specified date.  Buyer shall have received a certificate executed by or on behalf of each Seller (the “Seller’s Certificate”), dated as of the Closing Date, certifying as to the fulfillment of the conditions set forth in this Section 8.1.

SECTION 8.2 Consents.  If applicable, the waiting period applicable to the consummation of the transactions contemplated hereby under the HSR Act shall have expired or been earlier terminated and all other consents of Governmental Authorities, the failure of which to obtain would, individually or in the aggregate, result in a Material Adverse Effect, shall have been made or obtained.

SECTION 8.3 No Prohibitions.  No statute, rule or regulation or order of any court or governmental body in the United States shall be in effect which prohibits Buyer from consummating the transactions contemplated by this Agreement.

SECTION 8.4 FIRPTA.  Sellers shall have provided an affidavit, issued pursuant to and in compliance with Treasury Regulation 1.1445-2(b)(2) and dated as of the Closing Date, certifying that Sellers are not foreign persons.

SECTION 8.5 Transition Services Agreement.  Parent and Buyer shall have entered into a Transition Services Agreement in substantially the form attached hereto as Exhibit A.

SECTION 8.6 No Material Adverse Effect.  There shall have been no Material Adverse Effect.

SECTION 8.7 Consent of Lender.  The Buyer shall have received the consent required by the Credit Agreement.

ARTICLE IX

CONDITIONS TO SELLERS’ OBLIGATIONS

The obligation of Sellers to consummate the transactions contemplated by this Agreement shall be subject to the satisfaction (or waiver, where permissible) at or prior to the Closing of all of the following conditions:

SECTION 9.1 Representations, Warranties and Covenants of Buyer.  Buyer shall have complied in all material respects with its agreements and covenants contained herein to be complied with on or prior to the Closing Date, and the representations and warranties of Buyer contained herein shall be true in all material respects on and as of the Closing Date with the same effect as though made on and as of the Closing Date, except (i) as otherwise contemplated hereby, and (ii) to the extent that such representations and warranties were made as of a specified date and as to such representations and warranties the same shall continue on the Closing Date to have been true in all material respects as of the specified date.  Sellers shall have received a certificate executed by or on behalf of Buyer (the “Buyer’s Certificate”), dated as of the Closing Date, certifying as to the fulfillment of the conditions set forth in this Section 7.1.

SECTION 9.2 Consents.  If applicable, the waiting period applicable to the consummation of the transactions contemplated hereby under the HSR Act shall have expired or been earlier terminated and all other consents of Governmental Authorities, the failure of which to obtain would, individually or in the aggregate, result in a Material Adverse Effect, shall have been made or obtained.

SECTION 9.3 No Prohibitions.  No statute, rule or regulation or order of any court or governmental body in the United States shall be in effect which prohibits Seller from consummating the transactions contemplated by this Agreement.

SECTION 9.4 Transition Services Agreement.  Parent and Buyer shall have entered into a Transition Services Agreement in substantially the form attached hereto as Exhibit A.

ARTICLE X

CLOSING

SECTION 10.1 Closing. The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Foley Hoag LLP, subject to the satisfaction or waiver of the conditions set forth in Articles VIII and IX, on September 29, 2005 or at such other time and place and on such other date as Buyer and Sellers shall agree (the “Closing Date”). The effective time of the closing for accounting and other purposes shall be 12:01 a.m. Eastern Time on the Closing Date.  At the Closing:

(a)           Sellers shall deliver or cause to be delivered to Buyer the following:

(i)            the share certificates representing Seller’s ownership in the Shares duly endorsed in blank or accompanied by appropriate stock powers duly executed in blank, with all stock transfer taxes paid for;

(ii)           the resignations of the directors and officers of the Company;

(iii)          such other customary agreements, instruments and documents as the Buyer and its counsel may reasonably request; and

(iv)          all other previously undelivered documents required to be delivered by Sellers to Buyer at or prior to the Closing pursuant to the terms of this Agreement.

(b)           Buyer shall deliver or cause to be delivered to Sellers (i) such other customary agreements, instruments and documents as Seller and its counsel may reasonably request, and (ii) all previously undelivered documents required to be delivered by Buyer to Sellers at or prior to the Closing pursuant to the terms of this Agreement.

(c)           Buyer shall pay to Seller the Purchase Price in accordance with Section 2.2.

ARTICLE XI

INDEMNIFICATION

SECTION 11.1 Indemnification by the Sellers.  The Sellers agree to indemnify the Buyer and its Affiliates (without any right to contribution from or indemnification by the Company) in respect of, and hold the Buyer and its Affiliates harmless against, any and all debts, obligations and other liabilities (whether absolute, accrued, contingent, fixed or otherwise, or whether known or unknown, or due or to become due or otherwise), monetary damages, fines, fees, penalties, interest obligations, deficiencies, diminutions in value of assets, losses and expenses (including, without limitation, amounts paid in settlement and other expenses of litigation) (“Damages”) incurred or suffered by the Buyer or any of its Affiliates resulting from, relating to, constituting or arising out of:

(a)           any misrepresentation or breach of warranty by the Sellers contained in this Agreement, the Disclosure Schedule or in any certificate, document or instrument furnished by the Sellers pursuant to this Agreement or in connection with the transactions contemplated hereby; and

(b)           any failure to perform any covenant or agreement of the Sellers contained in this Agreement.

SECTION 11.2 Indemnification by Buyer.  The Buyer shall indemnify the Sellers and their Affiliates in respect of, and hold the Sellers and their Affiliates harmless against, any and all Damages incurred or suffered by the Sellers or any of their Affiliates resulting from, relating to, constituting or arising out of:

(a)           any misrepresentation or breach of warranty by the Buyer contained in this Agreement or in any certificate, document or instrument furnished by the Buyer pursuant to this Agreement or in connection with the transactions contemplated hereby; or

(b)           any failure to perform any covenant or agreement of the Buyer contained in this Agreement.

SECTION 11.3 Notice of Claim for Indemnification.  Any Party seeking to assert a claim for indemnification under this Article XI (the “Indemnified Party”) shall deliver to the Party from whom indemnification is sought (the “Indemnifying Party”) a written notice of such claim setting forth (a) the amount of claimed Damages or, in the event of a Third Party Claim, the amount or estimate of the amount of liability arising therefrom, to the extent known, and (b) the basis for such claim; provided, however, that no delay on the part of the Indemnified Party in notifying the Indemnifying Party shall relieve the Indemnifying Party from any liability or obligation hereunder except to the extent of any damage or liability caused by or arising out of such delay.

SECTION 11.4 Defense of Third Party Claims.

(a)           Subject to Section 11.4(d) below, in connection with any claim for indemnification hereunder resulting from or arising out of any action, suit, proceeding or demand by a third party (a “Third Party Claim”), the Indemnifying Party at its sole cost and expense may, upon written notice to the Indemnified Party within thirty (30) days after receipt of a notice of such claim by the Indemnified Party pursuant to Section 11.3 above, assume the defense of such Third Party Claim with counsel approved by the Indemnified Party (which such approval shall not be unreasonably withheld), if (A) the Indemnifying Party acknowledges to the Indemnified Party in writing the Indemnifying Party’s election to defend such Third Party Claim and that the Indemnifying Party has the financial resources to do so and shall fulfill its indemnification obligations hereunder with respect to all elements of such claim, (B) the third party seeks monetary damages only, and (C) if the Buyer is the Indemnified Party, an adverse resolution of the Third Party Claim would not have a material adverse effect on the goodwill or reputation of the Indemnified Party or the Business or the future conduct of the business of the Indemnified Party or the Business.

(b)           In the event that the Indemnifying Party assumes the defense of a Third Party Claim pursuant to Section 11.4(a) above, the Indemnified Party shall be entitled to participate in (but not control) such defense, with its own counsel at its own expense; provided, however, that the Indemnifying Party shall be responsible for the reasonable fees and expenses of separate co-counsel to the extent the Indemnified Party reasonably concludes that the Indemnifying Party’s counsel has a conflict of interest.  Additionally, in the event that the Indemnifying Party so assumes such defense, it shall take all steps reasonably necessary in the defense or settlement thereof; provided, however, that the Indemnifying Party shall not consent to any settlement or to the entry of any judgment with respect to a Third Party Claim that does not include a complete release of the Indemnified Party from all liability with respect thereto or which imposes any liability or obligation on the Indemnified Party without the prior written consent of the Indemnified Party, which shall not be unreasonably withheld or delayed.

(c)           If the Indemnifying Party does not (or is not permitted under the terms hereof to) assume the defense of a Third Party Claim, (i) the Indemnified Party may defend against such Third Party Claim (with the Indemnifying Party responsible for the reasonable fees and expenses of counsel for the Indemnified Party) in such manner as it may deem appropriate, including, but not limited to, settling such Third Party Claim on such terms as the Indemnified Party may deem appropriate, and (ii) the Indemnifying Party shall be entitled to participate in (but not control) the defense of such Third Party Claim, with its counsel and at its own expense.

(d)           Notwithstanding anything contained in this Section 11.4 to the contrary, the Indemnified Party shall not settle or compromise any Third Party Claim for which it is seeking indemnification under this Article XI without the prior written consent of the Indemnifying Party (which consent shall not be unreasonably withheld or delayed).

SECTION 11.5 Procedures for Payment of Indemnification Obligation.  Subject to the limitations set forth in Section 11.7 hereof, all indemnification by any Indemnifying Party hereunder shall be effected by payment of cash, delivery of a cashier’s or certified check or wire transfer of immediately available funds in the amount of the indemnification liability.

SECTION 11.6 Treatment of Indemnity Payments.  Any payment made to the Buyer pursuant to this Article XI shall be treated and reported by the Buyer and the Sellers as a reduction in the Purchase Price.

SECTION 11.7 Limitations.

(a)           Except for liability for indemnification pursuant to any breach of the representations and warranties of the Sellers, or the Buyer set forth in Sections 3.1-3.3, 3A.1-3A.2 and 4.1-4.2, respectively, an Indemnifying Party shall have no liability for indemnification pursuant to Sections 11.1(a) or 11.2(a), above until the aggregate cumulative amount of Damages thereunder exceed $500,000, whereupon the Indemnified Party shall be entitled to be paid the excess of the aggregate cumulative amount of Damages over such amount, subject to the limitation on the maximum amount of recovery set forth in Section 11.7(b) below.  The foregoing notwithstanding, no individual claim or series of related claims for indemnification under Sections 11.1(a) or 11.2(a) shall be valid and assertable unless it is (or they are) for an amount in excess of $10,000 and any claim less than such amount shall not be included in the calculation of the limitation in this Section 11.7(a).

(b)           The aggregate amount of Damages payable by the Sellers for indemnification pursuant to Section 11.1(a), on the one hand, and by the Buyer, on the other, for indemnification pursuant to Section 11.2(a) shall not exceed $13,125,000, except for indemnification pursuant to any breach of the representations and warranties of the Seller and Parent set forth in Sections 3.1-3.3 and 3A.1-3A.2, respectively, for which the aggregate amount of Damages payable by the Sellers shall not exceed the Purchase Price.

(c)           No Indemnifying Party shall be liable for Damages pursuant to this Article XI unless a written claim for indemnification in accordance with Section 11.4 hereof is given by the Indemnified Party to the Indemnifying Party with respect thereto on or prior to the 18-month anniversary of the Closing Date; provided, however, that this time limitation shall not apply to any Damages related to, constituting, or arising out of (i) any claims for indemnification pursuant to Sections 11.1(b) or 11.2(b) as to which, in each case, no time limitation shall apply, and (ii) any Specified Claim (as defined below), as to which, in each case, the time limitation shall be ninety (90) days after the expiration of the applicable statute of limitations.  For the purposes of this Agreement, the term “Specified Claims” means Damages resulting from any breach of the representations and warranties of the Seller and Parent set forth in Sections 3.1-3.3, 3A.1-3A.2, 3.14 and 3.17, hereof, or of the Buyer set forth in Sections 4.1-4.2 hereof.

ARTICLE XII

TAX MATTERS

The following provisions shall govern the allocation of responsibility as between Sellers on the one hand and Buyer on the other for certain tax matters following the Closing Date:

SECTION 12.1 Tax Indemnification.  Sellers shall indemnify Buyer and its Affiliates and hold them harmless from and against any Damages attributable to (i) all Taxes (or the non-payment thereof) of the Business for all taxable periods ending on or before the Closing Date and the portion through the end of the Closing Date for any Straddle Period (“Pre-Closing Tax Period”), (ii) all Taxes for any full or partial Tax period ending on or before the Closing Date of any member of an affiliated, consolidated, combined or unitary group of which the Business (or any predecessor of any of the foregoing) is or was a member (and Buyer was not a member) on or prior to the Closing Date, and (iii) any and all Taxes of any Person (other than the Business) imposed on the Business as a transferee or successor (determined prior to the Closing), by contract or pursuant to any law, rule or regulation, which Taxes relate to an event or transaction occurring on or before the Closing Date (and not as a result of any action taken by Buyer or the Business after the Closing) net of any Tax benefits (as reasonably determined by Buyer, and taking into account any offsetting adjustments for any additional Tax liability of Buyer resulting from any payments by Seller) under this Article XII (the sum of such Taxes and costs being referred to as a “Tax Loss”).

SECTION 12.2 Straddle Period.  In the case of any taxable period that includes (but does not end on) the Closing Date (a “Straddle Period”) the amount of any Taxes based on or measured by income or receipts of the Business for the Pre-Closing Tax Period shall be determined based on an interim closing of the books as of the close of business on the Closing Date (and for such purposes, the taxable period of any partnership or other pass-through entity in which the Business holds a beneficial interest shall be deemed to terminate at such time) and the amount of other Taxes of the Business for a Straddle Period which relate to the Pre-Closing Tax Period shall be deemed to be the amount of such Tax for the entire taxable period multiplied by a fraction the numerator of which is the number of days in the taxable period ending on the Closing Date and the denominator of which is the number of days in such Straddle Period.

SECTION 12.3 Payment.  Any payment by Sellers pursuant to this Section 12 shall be made not later than thirty (30) days after receipt by Sellers of written notice from Buyer (accompanied by reasonable, corroborating documentation) stating that a Tax Loss has been paid by Buyer or any of its Affiliates (including the Business following the Closing) and the amount thereof and of the indemnity payment requested.

SECTION 12.4 Responsibility for Filing Tax Returns.  Sellers shall, or shall cause the common parent of their affiliated group, include the income of the Business (including any deferred items triggered into income by Reg. §1.1502-13 and any excess loss account taken into income under Reg. §1.1502-19) on Sellers’ or such common parent’s consolidated federal income Tax Returns for all periods through the Closing Date and pay any federal income Taxes attributable to such income.  For all taxable periods ending on or before the Closing Date, Sellers shall cause the Business to join in Sellers’ or such common parent’s consolidated federal income tax return and, in jurisdictions requiring separate reporting from Sellers, to file separate company state and local income tax returns.  All such Tax Returns shall be prepared and filed in a manner consistent with prior practice, except as required by a change in applicable law.  Within 90 days after the Closing Date, Buyer shall cause the Business to furnish information (a completed tax package substantially in the form previously provided to Buyer by Sellers) to Sellers as reasonably requested by Sellers to allow Sellers to satisfy their obligations under this Section 12.4 in accordance with past custom and practice. The Business and Buyer shall consult and cooperate with Sellers as to any elections to be made on returns of the Business for periods ending on or before the Closing Date. Buyer shall cause the Business to file income Tax Returns, or shall include the Business in its combined or consolidated income Tax Returns, for all periods other than periods ending on or before the Closing Date, and shall refund to Sellers, promptly upon the receipt or credit thereof, any Tax refunds representing overpayments by the Business of Taxes for which Sellers are liable hereunder (including the applicable portion of Taxes for Straddle Periods), except to the extent constituting an asset set forth on the Final Balance Sheet.

SECTION 12.5 Cooperation on Tax Matters.

(a)           Buyer, Sellers and the Business shall cooperate fully, as and to the extent reasonably requested by the other party, in connection with the filing of Tax Returns pursuant to this Article and any audit, litigation or other Proceeding with respect to Taxes.  Such cooperation shall include the retention and (upon the other party’s request) the provision of records and information that are reasonably relevant to any such audit, litigation or other Proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder.  Buyer, Sellers and the Business shall (A) retain all books and records with respect to Tax matters pertinent to the Business relating to any taxable period beginning before the Closing Date until the expiration of the statute of limitations (and, to the extent notified by Buyer or Sellers, any extensions thereof) of the respective taxable periods, and to abide by all record retention agreements entered into with any taxing authority, and (B) to give the other party reasonable written notice prior to transferring, destroying, or discarding any such books and records and, if the other party so requests, Buyer, Sellers and the Business, as the case may be, shall allow the other party to take possession of such books and records.

(b)           Buyer, Sellers and the Business shall, upon request, use their commercially reasonable efforts to obtain any certificate or other document from any governmental authority or any other person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed (including, but not limited to, with respect to the transactions contemplated hereby).

SECTION 12.6 Contests.

(a)           After the Closing, Buyer shall promptly notify Sellers in writing of any written notice of a proposed assessment or claim in an audit or administrative or judicial proceeding of Buyer or the Business which, if determined adversely to the taxpayer, would be grounds for indemnification under this Article XII; provided, however, that a failure to give such notice will not affect Buyer’s rights to indemnification under this Article XII except to the extent that, but for such failure, Sellers or the Business could have avoided all or a portion of the Tax liability in question.

(b)           In the case of an audit or administrative or judicial proceeding that relates to periods ending on or before the Closing Date, provided that Sellers acknowledge in writing their liability under this Agreement to hold Buyer and the Business harmless against the full amount of any adjustment which may be made as a result of such audit or proceeding that relates to periods ending on or before the Closing Date (or, in the case of any taxable year that includes the Closing Date, against an adjustment allocable under Section 12.2 to the portion of such year ending on or before the Closing Date), Sellers shall have the right at their expense to participate in and control the conduct of such audit or proceeding but only to the extent that such audit or proceeding relates solely to a potential adjustment for which Sellers could be held liable hereunder; Buyer also may participate in any such audit or proceeding and, if Sellers do not assume the defense of any such audit or proceeding, Buyer may defend the same in such manner as it may deem appropriate, including, but not limited to, settling such audit or proceeding after giving ten (10) business days prior notice to Sellers setting forth the terms and conditions of settlement.

(c)           With respect to issues relating to a potential adjustment for which both Sellers and Buyer or the Business could be liable, each party may participate in the audit or proceeding; provided, however, that Buyer shall retain control over the conduct of such proceeding.

(d)           The provisions of this Section 12.6 shall govern and control in the event of any inconsistency with the general indemnification procedures of Article XI.

SECTION 12.7 Election Under Section 338 (h)(10).

(a)           The Sellers shall join with the Buyer in making an election under Section  338(h)(10) of the Code (and any corresponding election under state, local, and foreign tax law) with respect to the purchase and sale of the Shares (collectively, a “§338(h)(10) Election”).  The Sellers shall include any income, gain, loss, deduction, or other Tax item resulting from the §338(h)(10) Election on its Tax Returns to the extent required by applicable law.

(b)           The Buyer shall be responsible for the preparation and filing of all forms and documents required in connection with the §338(h)(10) Election.  For the purpose of making the §338(h)(10) Election, on or prior to the Closing Date, the Buyer and the Seller each shall execute two copies of Internal Revenue Service Form 8023 (or any applicable successor form thereto).  The Sellers shall execute and deliver to the Buyer such additional documents or forms as are reasonably requested to complete the §338(h)(10) Election at least thirty (30) days prior to the date such §338(h)(10) Election is required to be filed.

(c)           Buyer and Sellers agree that the Purchase Price and the liabilities of the Business (plus other relevant items) will be allocated to the assets of the Business for all tax return purposes in a manner consistent with Code sections 338 and 1060 and the Treasury regulations thereunder and as described in the allocation schedule attached hereto.  Buyer, the Business and the Sellers shall file all Tax Returns (including amended returns and claims for refund) and information reports in a manner consistent with such allocation.

(d)           To the extent permitted by state, local or foreign Tax laws, the principles and procedures of this Section 12.7 shall also apply with respect to a §338(h)(10) Election or equivalent or comparable provision under state, local or  foreign law.  The Sellers shall make any election similar to a §338(h)(10) Election that is optional under any state, local or  foreign law and shall cooperate and join in any election made by the Business or the Buyer or its Affiliates to effect such election so as to treat the sale of the Shares contemplated herein as the sale of assets for state, local and foreign income Tax purposes.

SECTION 12.8 Tax Definitions.  For purposes of this Agreement:

“Tax” or “Taxes” means any federal, state, local, or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental (including taxes under Code §59A), customs duties, capital stock, net worth, intangibles, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated, or other tax of any kind whatsoever, including any interest, penalty, or addition thereto, whether disputed or not;

“Proceeding” means any Tax audit or assessment, and any administrative or court proceeding with respect to such an audit or assessment; and

“Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

ARTICLE XIII

TERMINATION, AMENDMENT, AND WAIVER

SECTION 13.1 Termination.  This Agreement may be terminated prior to the Closing:

(a)           by the mutual written consent of Sellers and Buyer;

(b)           by Sellers if there has been a breach of any representation, warranty, covenant or agreement contained in this Agreement on the part of Buyer and such breach has not been cured within 10 business days after written notice to Buyer (provided, no Seller is in material breach of the terms of this Agreement, and provided further, that no cure period shall be required for a breach which by its nature cannot be cured) such that the conditions set forth in Section 9.1 will not be satisfied;

(c)           by Buyer if there has been a breach of any representation, warranty, covenant or agreement contained in this Agreement on the part of Sellers and such breach has not been cured within 10 business days after written notice to Sellers (provided, that Buyer is not in material breach of the terms of this Agreement, and provided further, that no cure period shall be required for a breach which by its nature cannot be cured) such that the conditions set forth in Section 8.1 will not be satisfied; or

(d)           by either Buyer, on the one hand, or Sellers, on the other hand, if the Closing shall not have occurred on or before the 60th day following the date hereof for any reason; provided, however, that the right to terminate this Agreement under this Section 13.1(d) shall not be available to any party whose action or failure to act has been a principal cause of or resulted in the failure of the Closing to occur on or before such date and such action or failure to act constitutes a breach of this Agreement.

SECTION 13.2 Effect on Obligations.  Termination of this Agreement pursuant to this Article XIII shall terminate all rights and obligations of the parties hereunder and none of the parties shall have any liability to the other party hereunder, except that the provisions of Sections 5.2 and 7.3, Article XI, this Section 13.2 and Article XIV and the Confidentiality Agreement between Parent and Buyer dated June 27, 2005 shall remain in effect, and provided that nothing herein shall relieve any party from liability for any breach of any covenant or agreement in this Agreement prior to such termination in any manner that shall have proximately contributed to the occurrence of the failure of the Closing to occur.

ARTICLE XIV

MISCELLANEOUS PROVISIONS

SECTION 14.1 Amendment. This Agreement may be amended, modified or supplemented by a written instrument, specifically providing for such action, signed by all of the Parties hereto.

SECTION 14.2 Waiver of Compliance; Consents. Any failure of a Party to comply with any obligation, covenant, agreement or condition contained herein may be waived in writing by the other Party, but such waiver or failure to insist upon strict compliance with such obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any other failure.

SECTION 14.3 Validity. The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provisions of this Agreement, which shall remain in full force and effect.

SECTION 14.4 Expenses and Obligations. Except as otherwise provided in this Agreement, all costs and expenses incurred in connection with the consummation of the transactions contemplated by this Agreement by Buyer shall be paid by Buyer, and all costs and expenses incurred in connection with the consummation of the transactions contemplated by this Agreement by Sellers or the Company shall be paid by Sellers.

SECTION 14.5 Parties in Interest. This Agreement shall be binding upon and, except as provided below, inure solely to the benefit of each Party hereto, and except as set forth in Article XI hereof, nothing in this Agreement, express or implied, is intended to confer upon any other person any rights or remedies of any nature whatsoever under or by reason of this Agreement.

SECTION 14.6 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given upon the earlier of delivery thereof if by hand or upon receipt if sent by mail (registered or certified, postage prepaid, return receipt requested) or on the second business day after deposit if sent by a recognized overnight delivery service or upon transmission if sent by telecopy or facsimile transmission (with request of assurance of receipt in a manner customary for communication of such type) as follows:

(a)           If to Buyer, to:

Inverness Medical Innovations, Inc.
51 Sawyer Road, Suite 200
Waltham, MA  02453
Attention:  Ron Zwanziger, Chairman and Chief Executive Officer and Paul T. Hempel, General Counsel
Facsimile No.:  (617) 647-3939

with a copy to:

William R. Kolb, Esq.
Foley Hoag LLP
155 Seaport Boulevard
Boston, Massachusetts  02210
Facsimile No.:  (617) 832-7000

(b)           If to any Seller, to:

Thermo Electron Corporation

81 Wyman Street

Waltham, Massachusetts 02454

Attention:  Director, Corporate Development

Facsimile No.: (781) 768-6655

with a copy to:

Thermo Electron Corporation

81 Wyman Street

Waltham, Massachusetts 02454

Attention:  General Counsel

Facsimile No.: (781) 622-1283

SECTION 14.7 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of The Commonwealth of Massachusetts without regard to the conflicts-of-laws rules thereof.

SECTION 14.8 Counterparts. This Agreement may be executed and delivered by facsimile and in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same agreement.

SECTION 14.9 Headings. The article and section headings contained in this Agreement are solely for the purpose of reference, are not part of the agreement of the Parties and shall not affect in any way the meaning or interpretation of this Agreement.

SECTION 14.10 Entire Agreement. This Agreement and the Disclosure Schedules and exhibits attached hereto embody the entire agreement and understanding of the Parties hereto in respect of the subject matter contained herein or therein. There are no agreements, representations, warranties or covenants other than those expressly set forth herein or therein. This Agreement and the Disclosure Schedules and exhibits attached hereto supersede all prior agreements and understandings between the Parties with respect to such subject matter.

SECTION 14.11 Assignment. This Agreement shall not be assigned by either Party by operation of law or otherwise without the prior written consent of the other Party; provided however, that the consent of the Sellers shall not be required for: (a) an assignment by the Buyer of any or all of its rights (but not obligations) hereunder to any one or more of its lenders; (b) an assignment by the Buyer of this Agreement and its rights and obligations hereunder to any one or more of its Affiliates, provided that (i) such Affiliate agrees in writing to assume and fulfill all of Buyer’s obligations under this Agreement, and (ii) Buyer shall remain liable and responsible for such fulfillment by its Affiliate; (c) an assignment by Buyer of this Agreement and its rights and obligations hereunder in connection with the sale, however effected (whether through a merger, sale of stock, sale of all or substantially all of the assets, or a similar business combination) of the Company or of Buyer’s point-of-care business, provided that (i) the acquiror agrees in writing to assume and fulfill all of Buyer’s obligations under this Agreement, and (ii) the Buyer shall remain liable and responsible for such fulfillment by the acquiror; and (d) an assignment by the Buyer of this Agreement and its rights and obligations hereunder in connection with the sale, however effected (whether through a merger, sale of stock, sale of all or substantially all of the assets, or a similar business combination) of all or substantially all of the stock or assets of the Buyer, provided that the acquiror agrees in writing to assume and fulfill the obligations of the Buyer under this Agreement.

SECTION 14.12 Binding Arbitration.

(a)           The Parties agree that when any claim or controversy that arises out of, or relates to, this Agreement, or the breach thereof arises, in lieu of litigation, they shall submit such claim, dispute, controversy, difference, or question to be finally settled under Rule 28, the “Final Offer for Baseball Arbitration Option,” of the Streamlined Arbitration Rules and Procedures (“Rules”) of the Judicial Arbitration and Mediation Service (“JAMS”) by an arbitral tribunal composed of one arbitrator, who must be experienced in relevant corporate transactions, appointed by agreement of the Parties in accordance with said Rules.  In the event the Parties fail to agree upon an arbitrator from the first list of potential arbitrators proposed by the JAMS, then JAMS will submit a second list of potential arbitrators in accordance with said Rules.  In the event the Parties shall have failed to agree upon an arbitrator from said second list, the arbitrator to be selected shall be appointed by the JAMS in accordance with said Rules.  If, at the time of the arbitration, the Parties agree in writing to submit the dispute to a single arbitrator, said single arbitrator shall be appointed by agreement of the Parties in accordance with the foregoing procedure, or, failing such agreement, by the JAMS in accordance with said Rules.  Any Party may commence the foregoing arbitration proceedings by notice to the other Party.

(b)           Each of the Parties hereby irrevocably and unconditionally waives their right to file claims in any court of law or equity (other than to enforce the award of the arbitrator) for any and all disputes arising out or from or relating to the transaction contemplated by this Agreement. Each of the Parties unconditionally consents to submit any and all such disputes to the exclusive jurisdiction of JAMS. The venue of such arbitration shall be Boston, Massachusetts.

(c)           The Parties hereby exclude and waive any right of appeal to any court on the merits of the dispute.  The provisions of this Section 14.12 may be enforced in any court having jurisdiction over the award or any of the Parties or any of their respective assets, and judgment on the award (including equitable remedies) granted in any arbitration hereunder may be entered in any such court.

(d)           In the event of a dispute between the Parties hereunder, Seller, on the one hand, and Buyer, on the other hand, shall each present an offer of settlement, which shall address all issues in dispute such that adoption of such offer of settlement would conclusively settle all items then in dispute.  The arbitral tribunal shall be limited in its decision to choosing one of the two offers of settlement presented to it.  The decision of the arbitral tribunal shall be final and binding on the Parties and non-appealable.  The Party whose offer of settlement is not chosen by the arbitral tribunal shall pay all of the reasonable expenses of the arbitration, including the reasonable attorney fees and other costs related to such arbitration proceeding.

SECTION 14.13 Terms and Usage. Whenever required by the context, any pronoun shall include the corresponding masculine, feminine and neuter forms, and the singular shall include the plural, and vice versa. The word “dollar” and the symbol “$” shall mean United States dollars. All accounting terms not defined herein shall have the meanings determined by applicable U.S. generally accepted accounting principles. All references herein to Sections or Schedules or Exhibits shall be deemed to refer to Sections of or Schedules to or Exhibits to this Agreement unless the context shall otherwise require. The words “hereof”, “herein” and “hereunder” and words of similar import shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The words “include”, “includes” and “including” shall be deemed to be followed by the phrase “without limitation” and are intended by the Parties to be by way of example rather than limitation. Unless the context otherwise requires, the word “or” not preceded by the word “either” shall be an inclusive disjunctive (and/or), and the word “or” preceded by the word “either” shall be an exclusive disjunctive (either/or). References to a Person are also to its permitted successors and permitted assigns. Unless otherwise expressly provided herein, any agreement, instrument, or law defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or law as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of laws) by succession of comparable successor laws.

SECTION 14.14 Memorandum; Disclaimer of Projections. Sellers make no representation or warranty to Buyer except as specifically made in this Agreement. In particular, Sellers make no representation or warranty to Buyer with respect to the information set forth in the Confidential Information Memorandum or any other memoranda distributed in connection with the transactions contemplated hereby or with respect to any financial projection or forecast relating to Sellers. With respect to any such projection or forecast delivered by or on behalf of Sellers to Buyer, Buyer acknowledges that (a) there are uncertainties inherent in attempting to make such projections and forecasts, (b) it is familiar with such uncertainties, (c) it is taking full responsibility for making its own evaluation of the adequacy and accuracy of all such projections and forecasts so furnished to it and (d) it shall have no claim against Sellers with respect thereto.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

(Signature Page to Stock Purchase Agreement)

IN WITNESS WHEREOF, the Parties hereto have executed this Agreement as of the date first written above.

INVERNESS MEDICAL INNOVATIONS, INC.

By:	/s/ Ron Zwanziger
Name:	Ron Zwanziger
Title:	CEO

THERMO ELECTRON CORPORATION

By:	/s/ Kenneth J. Apicerno
Name:	Kenneth J. Apicerno
Title:	Treasurer

THERMO BIOANALYSIS CORPORATION

By:	/s/ Kenneth J. Apicerno
Name:	Kenneth J. Apicerno
Title:	President